EXHIBIT 12.1

EXPRESS SCRIPTS HOLDING COMPANY

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income from continuing operations before income taxes(1)	$3,493.2	$3,084.5	$4,421.5	$3,859.6	$3,056.1	$3,012.0	$2,188.5
Add:
Interest expense(2)	439.9	406.1	552.1	498.7	511.4	529.1	619.0
Estimated interest component of rental expense	16.8	15.3	21.0	20.8	19.9	20.7	34.5
Subtract:
Income attributable to non-controlling interest	(11.0)	(18.1)	(23.2)	(23.1)	(27.4)	(28.1)	(17.2)
Income as adjusted	$3,938.9	$3,487.8	$4,971.4	$4,356.0	$3,560.0	$3,533.7	$2,824.8
Fixed charges:
Interest expense(2)	439.9	406.1	552.1	498.7	511.4	529.1	619.0
Estimated interest component of rental expense	16.8	15.3	21.0	20.8	19.9	20.7	34.5
Total fixed charges	$456.7	$421.4	$573.1	$519.5	$531.3	$549.8	$653.5
Ratio of Earnings to Fixed Charges	8.6	8.3	8.7	8.4	6.7	6.4	4.3

(1)	Consists of income from continuing operations before income taxes adjusted to include distributed equity income from joint venture.
(2)	Interest expense for the nine months ended September 30, 2016 and the year ended December 31, 2016 excludes $6.7 million of interest expense related to the redemption of our $1,500.0 million aggregate principal amount of 3.125% senior notes due May 2016 and $136.0 million of interest expense related to the redemption of our $1,500.0 million aggregate principal amount of 2.650% senior notes due February 2017 and the tender offers for $368.6 million of our $1,200.0 million aggregate principal amount of 7.125% senior notes due March 2018, $162.6 million of our $500.0 million aggregate principal amount of 7.250% senior notes due June 2019 and $251.3 million of our $700.0 million aggregate principal amount of 6.125% senior notes due November 2041. Interest expense for the year ended December 31, 2015 excludes $1.6 million of interest expense related to the early repayment of our 2011 credit agreement. Interest expense for the year ended December 31, 2014 excludes $71.5 million of interest expense related to the redemption of our $1,250.0 million aggregate principal amount of 3.500% senior notes due November 2016. Interest expense for the year ended December 31, 2013 excludes $67.0 million of interest expense related to the redemption of ESI’s $1,000.0 million aggregate principal amount of 6.250% senior notes due June 2014.

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.